SATCON TECHNOLOGY CORPORATION

27 Drydock Avenue

Boston, Massachusetts  02210

May 11, 2010

By EDGAR

Russell Mancuso

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:          Satcon Technology Corporation

Registration Statement on Form S-3

File No. 333-165478

Dear Mr. Mancuso:

Pursuant to Rule 461 under the Securities Act of 1933, the undersigned registrant (the “Registrant”) hereby respectfully requests that the above-referenced Registration Statement on Form S-3 be declared effective at 2:00 p.m. (Washington, D.C. time) on Wednesday, May 12, 2010, or as soon as practicable thereafter.  An oral request for acceleration of effectiveness may be made in the future.  The Registrant is aware of its obligations under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

In connection with the Registrant’s request for acceleration of effectiveness of the above-referenced Registration Statement on Form S-3, the Registrant acknowledges that:

•                  should the Securities and Exchange Commission (the “SEC”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•                  the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact the undersigned at (617) 897-2416 or Bradley A. Jacobson of Greenberg Traurig, LLP at (617) 310-6205.

Sincerely,

SATCON TECHNOLOGY CORPORATION

By:	/s/ John W. Peacock
Name: John W. Peacock
Title: Chief Accounting Officer